

19000187

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment



4. A. Full name of the financial institution FHN Financial Capital Markets

   B. Address of principal office of financial institution:

   845 Crossover Lane Suite 150
   Address

Memphis	TN	38117
City	State	Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Same
   Address

City	State	Zip Code

   D. Mailing address if different from (B) or (C):

   Same
   Address

City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Penny Michael	SVP, Compliance Officer	901-435-8645
Name	Title	Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

   See Attached List

Address	City	State	Zip Code	Describe Activities
Address	City	State	Zip Code	Describe Activities
Address	City	State	Zip Code	Describe Activities
Address	City	State	Zip Code	Describe Activities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See Attached List
_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes   B. ☐ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Penny Elaine Michael
_____
Name (First, Middle, Last)

SVP, Compliance Officer
_____
Title

_____   12/3/19
Signature   Date

#5   Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, government guaranteed loans and securities, and money market instruments.

99 Derby Street, Suite 200
Hingham, MA 02043

500 West Madison Street, Suite 1705
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 1470
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

The Terrace
2381 Rosecrans Avenue, Suite 435
El Segundo, CA 90245

One St. Louis Centre, Suite 3000
Mobile, AL 36602

444 Madison Avenue
9th Floor
New York, NY 10022

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1601 Market Street
Suite 3300
Philadelphia, PA 19103

3344 Peachtree Road
Suite 2125
Atlanta, GA 30326

33 Queens Street
Suite 302
Syosset, NY 11791

50 California Street
Suite 1552
San Francisco, CA 94111

1691 Michigan Avenue
Suite 210
Miami Beach, FL 33139

3333 Warrenville Road
Suite 760
Lisle, IL 60532

500 Ala Moana Blvd, Suite 7400   *minor address update per building mgt*
Honolulu, HI 96813

55 Madison Ave.
Suite 400
Morristown, NJ 07960

211 Franklin Road
Suite 300
Brentwood, TN 37027

920 Memorial City Way
11th Floor
Houston, TX 77024

401 RR 620 South
Suite 350
Austin, TX 78734

6500 River Place Blvd
Building 7, Suite 250
Austin, TX

17721 Rogers Ranch Pkwy
Suite 145
San Antonio, TX 78258

900 South Shackelford Road
Suite 300
Little Rock, AR 72211

100 South Ashley Drive
Suite 609
Tampa, FL 33602

4725 Piedmont Row Drive
Suite 400
Charlotte, NC 28210

125 Half Mile Road

Suite 200
Red Bank, NJ 07701

250 E Hartsdale Ave
Suite 25
Hartsdale, NY 10530

159 Crocker Park Blvd
4th Floor, #427
Westlake, Ohio 44145

#6   **Management, Direction, or Supervision**

Name	**Title**
Mike Kisber	President
Tim Romanow	Trading Manager/Wholesale Markets
Joel Ross	Risk Control Manager
Steve Twersky	Portfolio Strategies Manager
Jim Vogel	Interest Rates Strategist
Bill Buck	Operations Manager
Mike Waddell	Chief Operating & Financial Officer
Michael Allen	Municipal Trading and Underwriting
Ajay Thomas	Head of Public Finance
Rodney Turner	National Sales Manager
~~Steve Walsh~~	~~Sales Manager~~
Tim Thornton	*Sales Manager*
Jack Rosell	Sales Manager
Bert Jennings	Sales Manager
Heather MacGregor	Sales Manager
D.Ann Komar	Sales Manager
Jamie Augustine	Sales Manager
Penny Michael	Compliance Officer
Celeste Pryor	AML BSA Officer
Ward Collier	Credit Sales and Trading Manager